

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Adam Mostafa
Chief Financial Officer and Treasurer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, MA 02134

      Re: X4 Pharmaceuticals, Inc
          Registration Statement on Form S-3
          Filed August 14, 2023
          File No. 333-273961

Dear Adam Mostafa:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Daniel I. Goldberg, Esq.